Exhibit (e)(3)

[Aventis letterhead]

May 13, 2002

Mr. Igor Landau

Dear Igor:

I hereby commit that notwithstanding the provisions of Section II.B.2 of the severance policy attached to the letter-agreement dated February 28, 2002 signed between yourself as Chairman of the Supervisory Board of Aventis Pharma AG and Member of the Management Board of Aventis SA and myself, I will not terminate my employment and service agreements and arrangements with the Aventis Group before May 31, 2003.  However, should I breach this commitment for any reason, I would forfeit all the payments and benefits I would otherwise been entitled to under the severance policy.

Very truly yours,

/s/ Richard J. Markham
Mr. Richard J. Markham

[Aventis letterhead]

February 28, 2002

Mr. Richard J. Markham

Dear Dick:

As an amendment to your current agreement(s) with Aventis SA and any of its subsidiaries and affiliates (the “Aventis Group”), it is agreed (i) that the severance policy described in Attachment A hereto replaces in their entirety all of the agreements and provisions relating to severance or other entitlements triggered by a termination of employment or other service contained in all of your existing employment or service agreements or arrangements with any entity of the Aventis Group, with immediate effect, with the exception of the letter-agreement dated October 1, 1999 between Hoechst Marion Roussel, Inc. and yourself (the “1999 Letter”), (ii) that such prior agreements and provisions are hereby terminated as of the date hereof, with the exception of the 1999 Letter which shall remain in effect in accordance with its terms, and (iii) that you relinquish and release any and all rights that you may have under such prior agreements and provisions, with the exception of the 1999 Letter.  It is further agreed that, except as provided herein, the other agreements and provisions contained in all of your existing employment or service agreements or arrangements with any entity of the Aventis Group shall continue in effect in accordance with their terms.

Very truly yours,

/s/ Igor Landau
By: Mr. Igor Landau
Title: Chairman of the Supervisory Board of Aventis Pharma AG and Member of the Management Board of Aventis SA

Acknowledged and Agreed

/s/ Richard J. Markham
Mr. Richard J. Markham

Attachment A

Severance Policy

I.	Covered Executive	Mr. Richard J. Markham (the “Executive”)

II.	Triggering Termination	A termination of employment and service with Aventis SA and its subsidiaries and affiliates (the “Aventis Group”) initiated by either:

A.   The Aventis Group at any time for reason other than disability, death or cause, provided, however, that the Executive will not be entitled to payments or benefits pursuant to this Severance Policy if his current employment or service agreements or arrangements with the Aventis Group are terminated or amended as a result of a restructuring of the Aventis Group and the Executive is offered a position that does not result in a significant reduction in his global operational responsibilities within the Aventis Group or in reduction in his base salary or in a significant amendment to the structure of his Annual Cash Compensation (as defined below).  For the purposes of this Severance Policy, “cause” will mean the conviction of Executive of a felony or a misdemeanor, if the misdemeanor involves moral turpitude or affects the image of the Aventis Group or any entity of the Aventis Group, larceny, embezzlement, conversion or any other act involving the misappropriation of company funds, assets or opportunities, refusal to carry out specific directions by the relevant board of the relevant Aventis entity, gross negligence or intentional misconduct in the performance or non-performance of the services, material breach of any provisions of the relevant employment or service agreements; or

B.   1. The Executive at any time, if such termination by the Executive occurs within six months following the occurrence of one or more of the following events, provided the Executive gives a one-month prior written to the Chairman of the Supervisory Board of Aventis SA:

(i)   significant reduction of his global responsibilities within the Aventis Group; or

(ii)  reduction in his base salary; or

(iii) significant amendment to the structure of his Annual Cash Compensation (as defined below); or

2.  The Executive at any time after February 28, 2003, provided the Executive gives a three-month prior written notice to the Chairman of the Supervisory Board of Aventis SA, provided, further, that such three-month notice may be reduced at the request of Aventis SA, in which case such shorter notice shall be binding on the Executive and the Aventis Group.

III.	Limitation to Triggering of Severance Policy

Notwithstanding anything in this Severance Policy to the contrary, in the case of II.A, II.B.1 and II.B.2 above, the Executive will only be entitled to payments or benefits pursuant to this Severance Policy if (i) he resigns from all of his positions within the Aventis Group immediately upon request of the relevant Aventis entity(ies), (ii) he executes a general and complete release of claims against the Aventis Group in form and substance satisfactory to the Aventis Group, and (iii) he complies with the confidentiality and non-solicitation obligations described in Sections XI and XII below.

IV.

Definition of Annual Cash Compensation

For purposes of this Severance Policy, “Annual Cash Compensation” means an amount equal to the sum of A and B below:

A.   Annual base salary (which, in the case of split payrolls, shall be the sum of all annual base salaries paid to the Executive by the relevant entities of the Aventis Group in the relevant jurisdictions) in effect immediately prior to the effective date of the termination, and

B.   The target bonus level for the year in which the termination occurred.

V.	Payments	A. Cash Severance Payments. In the case of II.A or II.B.1 above, the Executive will receive a severance payment equal to:

— three (3) times his Annual Cash Compensation, if the effective date of the termination occurs before the Executive reaches the age of 62;

—   the higher of (x) two (2) times his Annual Cash Compensation and (y) the amount provided for in the applicable collective bargaining agreement, if the effective date of the termination occurs after the Executive reaches the age of 62 but before the Executive reaches the age of 63;

—   the higher of (x) one (1) time his Annual Cash Compensation and (y) the amount provided for in the applicable collective bargaining agreement, if the effective date of the termination occurs after the Executive reaches the age of 63 but before the Executive reaches the age of 64;

—   the higher of (x) zero (0) and (y) the amount provided for in the applicable collective bargaining agreement, if the effective date of the termination occurs after the Executive reaches the age of 64.

In the case of II.B.2 above, the Executive will receive a severance payment equal to three (3) times his Annual Cash Compensation.

In all the cases referred to in this Section V.A, the severance payment shall be in addition to the payment of Executive’s salary during the effective duration of the notice period.

B.   Annual Bonus payment will be prorated for the period in which the termination occurs, including any notice period.

C.   Long Term Incentive Plan awards will be prorated based on the following:

(i)   Length of time actively employed during

cycle,

(ii)  Aventis SA’s performance to date of termination, and

(iii) Assumption Aventis SA attains target for balance of cycle

D.   Stock Based Plan awards are exercisable according to the provisions of the plan for the full life of the awards, as though the Executive continued to be employed by Aventis, but with no immediate vesting; provided, however, that in the case of II.B.2 above, all of the awards held by the Executive on the effective date of termination will immediately and completely cease to be exercisable for a period of 12 months following such date, provided, further, that

(i)   if during such 12-month period, the Executive, directly or indirectly, manages, controls, or in any manner engages or has an active participation in a business within the health industry, then the suspension of the exercisability of all of the awards held by the Executive on the effective date of termination shall continue until the expiration of the awards, and

(ii)  if during such 12-month period, the Executive does not, directly or indirectly, manage, control, or in any manner engage or have an active participation in a business within the health industry, then the suspension of the exercisability of all of the awards held by the Executive on the effective date of termination shall terminate upon the expiration of such 12-month period, and the awards may be exercised in accordance with the provisions of the relevant plans.

For the purposes of this Severance Policy, “active participation” includes, without limitation, acting directly or indirectly as an officer, director,

proprietor, employee, partner, lender, consultant, advisor, agent or representative.

E.   Gross Up Payments that result in any excise taxes resulting from Severance Payments.

F.   Vacation Pay for any unused vacation as of the date of termination.

G.   Aventis SA and/or one or more other entities of the Aventis Group to be selected by Aventis SA will make any payments provided for in this Severance Policy to the Executive within 30 days following the date of termination.

H.   Any compensatory payments, severance and other payments (including severance payments, but excluding performance bonus payments, made under or referred to in the 1999 Letter) received by Executive from any other company of the Aventis Group will be deducted from the severance payments to be paid in accordance with this Severance Policy.

VI.	Benefits

On the cost-sharing basis in effect immediately prior to termination, medical, dental, life insurance benefits and disability insurance benefits continue for 24 months after termination.  Discontinued if provided by new employer.

VII.

Retirement

A.   In the case of II.A or II.B.1 above, credit 3 additional years of credited service (but not years of age) to years credited service as to termination for qualified and non-qualified deferred compensation plans.  Additionally, immediate vesting in any non-qualified plan the Executive is a participant. B.In the case of II.

B.   2 above, immediate termination of credit as from the starting date of the notice period.

VIII.

Outplacement

A.   In the case of II.A or II.B.1 above, outplacement and relocation assistance in accordance with plans in effect at the time of termination, but for not more than 12 months or as required by local practice.

B.   In the case of II. B.2 above, no outplacement or

relocation assistance provided to the Executive.

IX.	Tax and Financial Planning	Provide tax and financial services for a 12-month period for a cost not to exceed 10,000 USD or as required by local practice.

X.	Legal Fees	Reimbursement of legal fees in connection with collecting Severance Payments, not to exceed 100,000 USD.

XI.	Confidentiality

After the date of termination, Executive will strictly comply with the confidentiality obligations provided in his employment or service agreements or arrangements in effect immediately prior to the date of termination, for the period of time provided in such agreements or arrangements.

XII.	Non-Solicitation

During a period of three years immediately following the date of termination, the Executive will not, directly or indirectly, solicit any person who on the date of termination is an officer, employee or consultant of any entity of the Aventis Group, to leave the employ or cease providing services to such entity.

XIII.	Termination

Notwithstanding anything in this Severance Policy to the contrary, the Executive will only be entitled to payments or benefits pursuant to this Severance Policy in the case of II.B.2 above if his employment or service agreements or arrangements with the Aventis Group are effectively terminated before May 31, 2005.

XIV.	Life Insurance

As promptly as practicable after the date hereof, Aventis SA or another entity of the Aventis Group selected by Aventis SA will purchase a life insurance policy for the benefit of Executive’s estate in case of a termination of his employment by reason of his death caused by accident or disease (to the extent the results of a medical examination of the Executive so permit and such policy can be purchased at a reasonable cost), for an amount equal to three times Executive’s Annual Cash Compensation for the year in which the death occurred.  This obligation shall terminate on the earlier of (i) February 28, 2008 and (ii) the date of termination of Executive’s employment or services agreements or arrangements with the Aventis Group.

XV.	Guarantee	Aventis SA or its successor guarantees obligations for payments under this Severance Policy.

XVI.	Governing Law	This Severance Policy shall be governed by and interpreted under the laws of the State of New Jersey, U.S.A., without giving effect to any conflict of laws provisions.

XVII.	Dispute Resolution

In the event of any dispute under the provisions of this Severance Policy other than a dispute in which the sole relief sought is an equitable remedy such as an injunction, the parties shall be required to have the dispute, controversy or claim settled by arbitration in Manhattan, New York, in accordance with the National Rules for Resolution of Employment Disputes then in effect of the American Arbitration Association, before one arbitrator who shall be an executive officer, or former executive officer of a publicly traded corporation, selected by the parties.  Any award entered by the arbitrator shall be final, binding and non-appealable and judgment may be entered thereon by either party in accordance with applicable law in any court of competent jurisdiction.  This arbitration provision shall be specifically enforceable.  The arbitrator shall have no authority to modify any provision of this Severance Policy or to award a remedy for a dispute involving this Severance Policy other than a benefit specifically provided under or by virtue of this Severance Policy.

/s/ Igor Landau
By: Mr. Igor Landau
Title: Chairman of the Supervisory Board of Aventis Pharma AG and Member of the Management Board of Aventis SA

Acknowledged and Agreed

/s/ Richard J. Markham
Mr. Richard J. Markham

[Hoechst letterhead]

1st October 1999

Dear Mr. Markham:

The purpose of this letter is to supplement the letter agreements dated 19 September 1995 and 10 December 1997 in which we set out our mutual understanding regarding your continued employment with Hoechst Marion Roussel, Inc. (“HMRI” or the “Company”) following the merger of Marion Merrell Dow, Inc. with H. Pharma Acquisition Corp., a subsidiary of Hoechst AG (the “1995 and 1997 Letter Agreements”).  If you accept the terms of this supplemental agreement (“Supplemental Agreement”), please return a signed copy of this Supplemental Agreement to me.

The performance bonus program described in the 1995 Letter Agreement (and as further established by the 1997 Letter Agreement) will be completed on 15 July 2000.  The purpose of this Supplement Agreement is to establish a second performance bonus program that will be for the period 15 July 2000 through 15 July 2004.

Performance Bonus

The performance bonus will reward you for increased shareholder value of Aventis during the four year period ending on 15 July 2004 (the “Performance Bonus Period”).  In the event that you are still employed by Aventis at the end of the Performance Bonus Period, and Aventis has fully achieved its performance targets as described below, you will be entitled to receive a performance bonus equal to two times the sum of: (1) your then current annual base salary and (2) the greater of your target bonus or the average of your annual bonus accrued in the Performance Bonus Period.  In the event you are no longer employed by Aventis at the end of the Performance Bonus Period, you will not be entitled to any payment under this paragraph except as follows:

•         if the termination of your employment resulted from your disability or death, the Company will pay you (or your surviving spouse, or, if there is no surviving spouse, your estate) a prorated portion of the above performance bonus, determined by the portion of the Performance Bonus Period for which you were employed by the Company and as if the Performance Targets for the Performance Bonus Period had been achieved at the 100% level;

•         if your employment is terminated by the Company other than for cause, the Company will pay you a prorated portion of the above performance bonus determined by the portion of the Performance Bonus Period for which you were employed by the Company and as if the Performance Targets for the Performance Bonus Period had been achieved at the 100% level.

Change in Control

If there is a change in control during the Performance Bonus Period and you are still employed by Company at the end of the Performance Bonus Period, the Company will pay you the entire performance bonus described in this Supplemental Agreement as if the Performance Target for the Performance Bonus Period had been achieved at the 100% level.

For purposes of this Supplemental Agreement, “Change in Control” shall mean:  the purchase of other acquisition by any person, entity or group of persons of beneficial ownership of 50 percent or more of either the outstanding shares of Aventis common stock or the combined voting power of the then outstanding voting securities of Aventis entitled to vote generally, or a liquidation or dissolution of Aventis or of the sale of all or substantially all of the assets of Aventis.

Performance Targets

•         The performance target shall be the average closing price of Aventis stock on the New York Stock Exchange on the last five trading days of the Performance Bonus Period (“the Fourth Anniversary Date”) that would result from an annual stock price growth rate of 15% over the four year period ending on the Fourth Anniversary Date (“Performance Target”).  For purposes of determining the Performance Target the beginning stock price will be the average closing price of Aventis stock on the New York Stock Exchange on the last five trading days ending on 17 July 2000.

•         If the Performance Target is achieved at the 100% level on the Fourth Anniversary Date and you are still employed by Aventis on that date, you will be eligible for the Performance Bonus, provided you otherwise satisfy the remaining requirements of this Supplemental Agreement.

•         If the Performance Target is not achieved at the 100% level on the Fourth Anniversary Date and you are still employed by Aventis on the date, you will be eligible for a prorated amount of the Performance Bonus if the Performance Target is achieved at the following levels of the Fourth Anniversary Date and provided you otherwise satisfy the remaining requirements of this Supplemental Agreement:

Performance Target	Performance Bonus
80% or less	80%
120% or more	120%

•         In the event that there is a spin-off of assets or a business of Aventis, the Performance Targets will be adjusted in accordance with common practice and in a mutually acceptable way.

Payment Date

•         If you are eligible for all or part of the Performance Bonus on the Fourth Anniversary Date, you will receive the Bonus as soon as administratively practicable following the Fourth Anniversary Date.

•         If your employment with the Company is terminated before the end of the Performance Bonus period and you (or your surviving spouse or estate) are entitled to receive a Performance Bonus in accordance with terms of this Supplemental Agreement, you (or your surviving spouse or estate) will receive the Performance Bonus as soon as administratively practicable following your date of termination.

This Supplemental Agreement shall not supersede the 1995 and 1997 Letter Agreements in any way.  The Letter Agreements shall remain in full force and effect in accordance with the terms of the Letter Agreements.

Hoechst AG (“HAG”) and Hoechst Marion Roussel, Inc.’s (“HMRI”) rights and obligations under this Supplemental Agreement shall inure to the benefit of and shall be binding upon HAG and HMRI and their successors and assigns.

As an acknowledgement that each party to this Supplemental Agreement has received good and valuable consideration in exchange for the mutual promises herein contained, the parties have signed this Supplemental Agreement below.

Hoechst Marion Roussel, Inc.		Accepted:

By:	[illegible signature]	/s/ Richard J. Markham
Officer of HMRI		Richard J. Markham

		Date:	October 18, 1999

Hoechst AG

By:	/s/ Horst Waesche
Horst Waesche